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                                                          SEC FILE NUMBER

                                                           CUSIP NUMBER

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One:)      [ ] Form 10-K       [ ] Form 20-F       [ ] Form 11-K
                  [X] Form 10-Q       [ ] Form N-SAR

                  For Period Ended:  March 31, 2000
                  [    ]   Transition Report on Form 10-K
                  [    ]   Transition Report on Form 20-F
                  [    ]   Transition Report on Form 11-K
                  [    ]   Transition Report on Form 10-Q
                  [    ]   Transition Report on Form N-SAR
                  For the Transition Period Ended: -----------------------------

 ------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

           NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
           COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
 ------------------------------------------------------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Orion Technologies, Inc. ("Orion")
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Full Name of Registrant

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Former Name if Applicable

1800 Diagonal Road, Suite 500
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Address of Principal Executive Office (Street and Number)

Alexandria, Virginia 22314
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or
         [ ] Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Orion's Form 10-QSB could not be timely filed without unreasonable effort or expense due to the inability of Orion to prepare consolidated financial statements in a timely fashion.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Susan J. Thomas, Esquire                                 (202)                                 624-7370
                  (Name)                                               (Area Code)                        (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).                                                      [ ] Yes   [X] No

         Orion's Form 8-K/A was due on May 7, 2000. Orion expects this report to be filed on May 19, 2000.

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                                                                       [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            ORION TECHNOLOGIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      May 15, 2000                         By:  /s/
                                                    A. Frans Heideman, President

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                            Attachment to Form 12b-25



Part IV.

(3)      Explanation of Anticipated Significant Changes in Financial Statements.

Orion anticipates that the Form 10-QSB will show significant changes in the results of operations from the first quarter of 1999 due to changes in the lines of business in which Orion and its subsidiaries are operating. Results for the first quarter of 1999 consisted primarily of losses sustained by Orion's subsidiary, Orion Technologies (Canada), Inc. ("Orion Canada"). Orion Canada was engaged in the development of a global electronic commerce network for use by financial institutions in the Southeast Asian markets. Due to the losses sustained by Orion Canada's operations, Orion divested Orion Canada on June 15, 1999 in exchange for preferred stock of Orion Canada's purchaser and the assumption of certain liabilities by the purchased. The earnings statement for the first quarter of 2000 will include the results of operations of Orion's two German subsidiaries, EZ Electronic Payment Systems (EZ Elektronische Zahlungssysteme GmbH) ("EZ") and EPS Electronic Processing (EPS Elektronische Processing Systems GmbH) ("EPS") which were acquired in July of 1999, as well as the results of Globalinx Corporation, a wholly-owned subsidiary of Orion formed in December 1999. During the first quarter of 2000, EZ and EPS were engaged in the processing of electronic point of sale transactions. Globalinx was formed by Orion in order to develop Orion's capabilities in providing a broad range of telecommunications services. Due to the material changes in the lines of business conducted by Orion and its subsidiaries during the first quarter of 1999, Orion anticipates that the results of operations on the Form 10-QSB will reflect significant changes.